

Mail Stop 4631

October 7, 2009

By U.S. Mail and Facsimile

Ms. Maggie Zhang
Acting Chief Financial Officer
Sancon Resources Recovery, Inc.
No 2 Yinqing Lu, Songjiang District
Shanghai, China 201615

> **Re:** **Sancon Resources Recovery, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 8-K/A filed April 15, 2009**
> **File No. 000-50760**

Dear Ms. Zhang:

We issued comments to you on the above captioned filings on July 1, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by October 21, 2009 addressing these outstanding comments.

If you do not respond to the outstanding comments by October 21, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

Ms. Maggie Zhang
Sancon Resources Recovery, Inc.
October 7, 2009
Page 2

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief